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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 1-12504
CUSIP Number: 554382101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
THE MACERICH COMPANY Full Name of Registrant
Former Name if Applicable
401 WILSHIRE BOULEVARD, SUITE 700 Address of Principal Executive Office (Street and Number)
SANTA MONICA, CALIFORNIA 90401 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As The Macerich Company (the "Company") disclosed in its Current Report on Form 8-K filed on May 8, 2008, the Audit Committee of the Company's Board of Directors (the "Audit Committee") concluded on May 7, 2008, following a determination on May 7, 2008 by the Company's management, that the Company will restate its previously issued consolidated financial statements as of and for the years ended December 31, 2007, 2006 and 2005, along with any affected selected consolidated financial data for such years, and that the previously issued consolidated financial statements of the Company audit and the related audit reports of its independent registered public accountants for those years as well as any interim quarterly condensed financial statements should no longer be relied upon. Such conclusion was based upon an error in the purchase accounting treatment for the acquisition of Wilmorite Properties Inc. and Wilmorite Holdings L.P.

In connection with the Wilmorite acquisition, approximately 3.4 million convertible preferred units were issued which were redeemable for that portion of the Wilmorite portfolio generally located in the greater Rochester area (the "Rochester Redemption"). Effective January 1, 2008, the Rochester Redemption closed. In connection with the review of that redemption, the original purchase accounting treatment for the 2005 Wilmorite acquisition was reconsidered and changed due to an error. The Company will restate its financial statements for the years ended December 31, 2007, 2006 and 2005 to reflect minority interest on a carry-over predecessor basis in the initial purchase price accounting which will be reversed in its entirety at January 1, 2008, the date of the Rochester Redemption closing.

As a result of the time required to complete the Company's analysis of the above-described accounting change, the Company will be unable to file its Form 10-Q for the period ended March 31, 2008 (the "Form 10-Q") with the Securities Exchange Commission (the "SEC") by its May 12, 2008 due date (the "Due Date"). The Company expects that it will be able to file the Form 10-Q by May 19, 2008, the first business day after the fifth calendar day following the Due Date.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	THOMAS E. O'HERN (Name)	(310) (Area Code)	394-6000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 8, 2008, the Company issued a press release announcing its results of operations for its first quarter ended March 31, 2008, which included a comparison of such results to the Company's results of operations for its first quarter ended March 31, 2007. The press release was attached as Exhibit 99.1 to the Company's Current Report on Form 8-K dated May 8, 2008 and furnished with the SEC on that date. Such 8-K, including Exhibit 99.1 thereto, is hereby incorporated by reference and made a part hereof.

THE MACERICH COMPANY (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 9, 2008	By	/s/ THOMAS E. O'HERN THOMAS E. O'HERN, EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

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GENERAL INSTRUCTIONS